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                                                                                            EXHIBIT 12
                    INDIANA MICHIGAN POWER COMPANY
    Computation of Consolidated Ratio of Earnings to Fixed Charges
                   (in thousands except ratio data)
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                                                                                              Twelve
                                                                                              Months
                                                        Year Ended December 31,               Ended
                                          1994       1995       1996       1997       1998    6/30/99
Fixed Charges:
  Interest on First Mortgage Bonds. . . $ 43,564   $ 43,410   $ 41,209   $ 39,678   $ 35,910   $ 33,904
  Interest on Other Long-term Debt. . .   24,725     23,564     20,100     21,064     27,457     32,182
  Interest on Short-term Debt . . . . .    1,883      2,003      2,982      3,248      4,903      6,029
  Miscellaneous Interest Charges. . . .    3,520      3,472      3,262      3,187      3,113      5,894
  Estimated Interest Element in
    Lease Rentals . . . . . . . . . . .   85,000     82,700     82,600     79,700     79,300     79,300
       Total Fixed Charges. . . . . . . $158,692   $155,149   $150,153   $146,877   $150,683   $157,309

Earnings:
  Net Income. . . . . . . . . . . . . . $157,502   $141,092   $157,153   $146,740   $ 96,628   $ 64,163
  Plus Federal Income Taxes . . . . . .   32,303     55,990     76,899     74,223     47,210     34,152
  Plus State Income Taxes . . . . . . .    6,063      7,058      9,270      7,519      4,938      4,921
  Plus Fixed Charges (as above) . . . .  158,692    155,149    150,153    146,877    150,683    157,309
       Total Earnings . . . . . . . . . $354,560   $359,289   $393,475   $375,359   $299,459   $260,545

Ratio of Earnings to Fixed Charges. . .     2.23       2.31       2.62       2.55       1.98       1.65
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